UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): December 30, 2021

ENVIRONMENTAL IMPACT ACQUISITION CORP.

(Exact name of registrant as specified in its charter)

Delaware	001-39894	85-1914700
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

535 Madison Avenue

New York, NY 10022

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (212) 389-8109

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbols	Name of each exchange on which registered
Units, each consisting of one share of Class A common stock and one-half of one Redeemable Warrant	ENVIU	The Nasdaq Stock Market LLC
Class A common stock, par value $0.0001 per share	ENVI	The Nasdaq Stock Market LLC
Redeemable warrants, each whole warrant exercisable for one share of Class A common stock, each at an exercise price of $11.50 per share	ENVIW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.   ☐

Item 1.01 Entry into a Material Definitive Agreement.

Environmental Impact Acquisition Corp. (the “Company”) entered into letter agreements, dated December 29, 2021 (collectively, the “Letter Agreements”), with GreenLight Biosciences, Inc. (“GreenLight”) and some of the investors (the “Prepaying Investors”) who had previously entered into subscription agreements with the Company (collectively, the “PIPE Subscription Agreements”) to purchase shares of the Company’s common stock being issued in connection with the consummation of the business combination agreement (the “Business Combination Agreement”) by and among the Company, a subsidiary of the Company named therein, and GreenLight. The Letter Agreements were entered into in connection with the issuance by GreenLight of an aggregate of $35.25 million of convertible securities to the Prepaying Investors. The convertible securities have a maturity of one year, bear interest at the rate of the minimum applicable federal rate per annum payable at maturity and, if the business combination is not completed, convert into equity or other securities of GreenLight if GreenLight completes certain other financing or sale transactions.

Upon the closing of the business combination, the convertible instruments will be surrendered and cancelled and, pursuant to the Letter Agreements, the Company will, among other things, accept such surrender and cancellation as a corresponding payment by the Prepaying Investors to the Company for such Prepaying Investors’ purchase of shares of the Company’s common stock under the PIPE Subscription Agreements. The Company and GreenLight also agreed that the aggregate amount paid by the Prepaying Investors for the convertible instruments would be included for purposes of calculating the Aggregate Closing PIPE Proceeds under the Business Combination Agreement (as defined therein).

The form of Letter Agreement entered into by the Prepaying Investors is attached as Exhibit 10.1 hereto and is incorporated herein by reference, and the foregoing description of the Letter Agreements is qualified in its entirety by reference thereto.

Forward-Looking Statements

This Current Report on Form 8-K contains forward-looking statements within the meaning of the federal securities laws with respect to the business of GreenLight Biosciences, Inc. and its proposed transaction with Environmental Impact Acquisition Corp. (“ENVI”), including statements regarding the anticipated benefits and uses of GreenLight’s product candidates, the market opportunities for GreenLight’s product candidates, timing of clinical trials, and the timing of commercial launch of product candidates, and the anticipated business combination with ENVI. These forward-looking statements are generally identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from these forward-looking statements, including but not limited to: the need to obtain regulatory approval for GreenLight’s product candidates; the risk that clinical trials will not demonstrate that GreenLight’s therapeutic product candidates are safe and effective; the risk that GreenLight’s product candidates will have adverse side effects or other unintended consequences, which could impair their marketability; the risk that GreenLight’s product candidates do not satisfy other legal and regulatory requirements for marketability in one or more jurisdictions; the risks of enhanced regulatory scrutiny of mRNA solutions; the risk of significant delays in research, development, testing, clinical trials and regulatory approval; the potential inability to achieve GreenLight’s goals regarding scalability and affordability of its product candidates; the anticipated need for additional capital to achieve GreenLight’s business goals; changes in the industries in which GreenLight operates; changes in laws and regulations affecting the business of GreenLight; the risk that the proposed business combination with ENVI may not be completed in a timely manner or at all, which may adversely affect the price of ENVI’s securities; the failure to satisfy conditions to the consummation of the transaction; the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination agreement; risks that the proposed transaction disrupts current plans and operations of GreenLight; and the potential inability to implement or achieve business plans, forecasts, and other expectations after the completion of the proposed transaction. The foregoing list of factors is not exhaustive. Readers should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the registration statement on Form S-4 discussed below and other documents filed by ENVI from time to time with the U.S. Securities and Exchange Commission (the “SEC”). These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and ENVI and GreenLight assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise. Neither ENVI nor GreenLight gives any assurance that GreenLight or ENVI, or the combined company, will achieve any result described in any forward-looking statement.

Important Information and Where to Find It

This Current Report on Form 8-K may be deemed to relate to a proposed transaction between GreenLight Biosciences, Inc. and Environmental Impact Acquisition Corp. This Current Report on Form 8-K does not constitute either (a) a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination or (b) an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

ENVI has filed an amended registration statement on Form S-4with the SEC, which includes a document that serves as a preliminary prospectus and proxy statement of ENVI, referred to as a proxy statement/prospectus. The final proxy statement/prospectus will be sent to all ENVI stockholders after the registration statement is declared effective by the SEC. ENVI has also filed and will file other documents regarding the proposed transaction with the SEC. This Current Report on Form 8-K does not contain all of the information that will be contained in the final proxy statement/prospectus or other documents filed with the SEC. Before making any voting decision, investors and security holders of ENVI are urged to read the registration statement, the final proxy statement/ prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the registration statement, the final proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by ENVI through the website maintained by the SEC at www.sec.gov or by sending a written request to ENVI at: ENVI.Inquiries@cgf.com.

No Offer or Solicitation

This Current Report on Form 8-K shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination. This Current Report on Form 8-K shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.

Participants in the Solicitation

ENVI, GreenLight and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from ENVI’s shareholders in connection with the proposed transaction. A list of the names of such directors and executive officers and information regarding their interests in the proposed business combination will be contained in the final proxy statement/prospectus when available. You may obtain free copies of these documents as described in the preceding paragraph.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit Number	Description

10.1	Form of Letter Agreement.

104	Cover page Interactive Data File (formatted as Inline XBRL document)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ENVIRONMENTAL IMPACT ACQUISITION CORP.

By:	/s/ Daniel Coyne
Name: Daniel Coyne
Title: Chief Executive Officer

Dated: January 5, 2022

Exhibit 10.1

[Form of Letter Agreement]

GREENLIGHT BIOSCIENCES, INC.

ENVIRONMENTAL IMPACT ACQUISITION CORP.

December 29, 2021

[Investor name and address]

Re: Payment of Purchase Price under Subscription Agreement

Ladies and Gentlemen:

This letter will confirm our agreement that pursuant to and effective as of your purchase of one or more Convertible Instruments (the “Instruments(s)”) of GreenLight Biosciences, Inc. (the “Company”) pursuant to that certain Convertible Instrument Purchase Agreement (the “Purchase Agreement”) by and among the Company and each of the purchasers listed on Exhibit A thereto, dated as of [DATE], [Investor] (the “Investor”) shall tender the Instrument(s) in payment of the purchase price owed by Investor to Environmental Impact Acquisition Corp (“ENVI”) pursuant to that certain Subscription Agreement between Investor and ENVI dated as of August 9, 2021 (the “Subscription Agreement”, and such purchase price, the “Investor Purchase Price”) for the amount of outstanding principal and interest accrued on the Instrument(s) (such amount, the “Instrument Total Amount”) as of the date of the closing (the “Closing”) under that certain Business Combination Agreement by and among the Company, ENVI and Honey Bee Merger Sub, Inc. dated August 9, 2021 (the “BCA”) and ENVI shall accept such tender. In the event that the Instrument Total Amount exceeds the Investor Purchase Price, the difference shall be paid by the Company (or ENVI on behalf of the Company) to Investor in cash. In the event that the Instrument Total Amount is less than the Investor Purchase Price, the difference shall be paid by Investor to ENVI in cash. Upon the consummation of the BCA closing the Instrument(s) shall be satisfied in full and of no further force and effect.

For the avoidance of doubt, each of the Company and ENVI acknowledges and agrees that the Investor Purchase Price shall be included in the Aggregate Closing PIPE Proceeds (as defined in the BCA) for all purposes under the BCA.

Prior to the date hereof, the Company has made available to ENVI the unaudited consolidated balance sheets of the Group Companies (as defined in the BCA) as of October 30, 2021 (the “Latest Balance Sheet”) and the Company’s current expense forecast (the “Expense Forecast”). The Latest Balance Sheet and the Expense Forecast were prepared in good faith by the Company’s management, and, the Latest Balance Sheet fairly presents, in all material respects, the financial position of the Company for the period indicated therein.

This letter agreement shall terminate and be of no further force or effect if (i) the BCA is terminated in accordance with its terms and (ii) no business combination has taken place between ENVI and the Company pursuant to the BCA.

Except as expressly provided for, this letter agreement does not waive or modify any right or obligation in the Subscription Agreement.

Treatment as Equity. The Company stipulates and each Investor hereby acknowledges and agrees that the instruments and the rights evidenced by the Convertible Instruments and Purchase Agreement will be treated as an equity interest and not as indebtedness for US federal income tax purposes. Without limiting the generality of the foregoing, the Company agrees not to claim a deduction for the accrued yield on the Instruments.

[Signature pages follow]

Very truly yours,

[INVESTOR]

By:
Name:
Title:

Agreed and Accepted:

GREENLIGHT BIOSCIENCES, INC.

By:
Name:
Title:

ENVIRONMENTAL IMPACT ACQUISITION CORP.

By:
Name:
Title: